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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-13026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **11/01/07**   AND ENDING   **10/31/08**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Chili Avenue

FIRM I.D. NO.

(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo   **(585) 235-3600**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP

(Name – if individual, state last, first, middle name)

1170 Chili Avenue	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     [X] Certified Public Accountant
     [   ] Public Accountant
     [   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Principal _____
Title

PAUL H. SALMON
Notary Public in the State of New York
MONROE COUNTY
Commission Expires 9/30/09

_____
Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
- [x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2008 and 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

December 12, 2008

1

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 68,997	$ 131,381
Marketable securities	54,919	62,397
Commissions receivable	6	2,551
Prepaid expenses	1,740	1,740
Property and equipment, net	4,219	5,517
Total assets	$ 129,881	$ 203,586

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

	2008	2007
Commissions payable	$ 1,019	$ 12,458
Accounts payable	2,800	2,800
Income taxes payable	4,654	15,456
Total liabilities	8,473	30,714

Shareholder's equity:

	2008	2007
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	115,408	166,872
Total shareholder's equity	121,408	172,872
Total liabilities and shareholder's equity	$ 129,881	$ 203,586

See accompanying notes to financial statements

2

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Commissions - investments	$ 183,949	$ 216,880
Commissions - annuities	87,214	183,957
Commissions - risk management	127,889	138,649
Dividends and interest income	7,436	10,579
Unrealized gain (loss) on marketable securities	(14,284)	5,428
Other revenue	112	35,062
Total revenue	392,316	590,555
Expenses:		
Commissions	276,871	389,607
Management fees	31,600	55,800
Rent	36,000	36,000
Office supplies and expense	9,580	9,114
Insurance	1,971	2,029
Professional fees	7,860	4,771
Depreciation	1,298	974
Total expenses	365,180	498,295
Income before provisions from income taxes	27,136	92,260
Provision for income taxes	8,600	19,100
Net income	$ 18,536	$ 73,160

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	Common Stock	Retained Earnings	Total
Balance, November 1, 2006	$ 6,000	193,712	$ 199,712
Dividends paid	-	(100,000)	(100,000)
Net income for the year ended October 31, 2007	-	73,160	73,160
Balance, October 31, 2007	6,000	166,872	172,872
Dividends paid	-	(70,000)	(70,000)
Net income for the year ended October 31, 2008	-	18,536	18,536
Balance, October 31, 2008	$ 6,000	$ 115,408	$ 121,408

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 18,536	$ 73,160
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,298	974
Unrealized (gain) loss on marketable securities	14,284	(5,428)
Decrease (increase) in marketable securities	(6,806)	92,358
Decrease (increase) in commissions receivable	2,545	1,932
Increase (decrease) in commissions payable	(11,439)	3,700
Increase (decrease) in income taxes payable	(10,802)	7,781
Total adjustments	(10,920)	101,317
Net cash provided by operating activities	7,616	174,477
Cash flows from investing activities:		
Acquisition of property and equipment	-	(6,491)
Net cash used in investing activities	-	(6,491)
Cash flows from financing activities:		
Dividends paid	(70,000)	(100,000)
Net cash used in financing activities	(70,000)	(100,000)
Net increase (decrease) in cash and cash equivalents	(62,384)	67,986
Cash and cash equivalents - beginning of year	131,381	63,395
Cash and cash equivalents - end of year	$ 68,997	$ 131,381
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 19,402	$ 11,319

See accompanying notes to financial statements

1.   THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies, and are classified as trading securities. These securities are carried at fair value based upon the quoted market price of the investment. The average cost method is used when calculating realized gains or losses on the disposition of trading securities.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

Account Reclassification - Certain account balances at October 31, 2008 were reclassified to conform to account classifications used by the Company at October 31, 2007. These changes had no effect on reported results of operations or financial position.

3.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2008	2007
Office equipment	$ 6,491	$ 6,491
Less: Accumulated depreciation	2,272	974
	$ 4,219	$ 5,517

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital rule, under the Securities Exchange Act of 1934. On October 31, 2008, the Company had net capital of $107,211 against a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .079 to 1.

5.   INCOME TAXES

The provision for income taxes consists of the following:

	2008	2007
Currently payable – Federal	$ 6,000	$ 14,100
Currently payable – State	2,600	5,000
	$ 8,600	$ 19,100

The actual income tax provision for the year ended October 31, 2008 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized loss on securities.

The actual income tax provision for the year ended October 31, 2007 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gain on securities.

6.   RELATED PARTY TRANSACTIONS

The Company receives commission revenue from Core Alpha, Inc., an entity 50% owned by the shareholder, for placing clients with mutual fund companies. Commission income totaled $121,593 and $131,670 for the years ended October 31, 2008 and 2007, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $36,000 for the years ended October 31, 2008 and 2007.

The Company paid management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $31,600 and $55,800 for the years ended October 31, 2008 and 2007, respectively.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
Mutual Funds Associates, Inc.

Our report on our audit of the basic financial statements of Mutual Funds Associates, Inc. as of and for the year ended October 31, 2008 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

December 12, 2008

8

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2008

1. Total ownership equity from Statement of Financial Condition $ 121,408

2. Deduct: Ownership equity not allowable for net capital   -

3. Total ownership equity qualified for net capital   121,408

4. Add:

    A. Liabilities subordinated to claims of general creditors

       allowable in computation of net capital   -

    B. Other (deductions) or allowable credits   -

5. Total capital and allowable subordinated liabilities   121,408

6. Deductions and/or charges:

    A. Total non-allowable assets from Statement of Financial Condition   (5,959)

    B. Secured demand note deficiency   -

    C. Commodity futures contracts and spot commodities   -

    D. Other deductions and/or charges   -

7. Other additions and/or allowable credits   -

8. Net capital before haircuts on securities positions   115,449

9. Haircuts on securities:

    A. Contractual securities commitments   -

    B. Subordinated securities borrowings   -

    C. Trading and investment securities:

       1. Exempted securities   -

       2. Debt securities   -

       3. Options   -

       4. Other securities   (8,238)

    D. Undue concentration   -

    E. Other   -

10. Net capital $ 107,211

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 565
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 102,211
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 106,364

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition		$ 8,473
17.	Add:	a. Drafts for immediate credit	-
		b. Market value of securities borrowed for which no equivalent value is paid or credited	-
		c. Other unrecorded amounts	-
18.	Deduct:	Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness		$ 8,473
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		7.9%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 102,212
Rounding	(1)
Excess net capital per this computation	$ 102,211

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Mutual Funds Associates, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Associates, Inc. (Company) as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those in charge of governance on December 12, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

December 12, 2008